SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

RAIT FINANCIAL TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $0.03 par value per share

(Title of Class of Securities)

749227609

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

13D

CUSIP NO. 749227609	Page 1 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,219,361
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,219,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,219,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (see instructions) IV, OO

13D

CUSIP NO. 749227609	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Small-Cap Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 484,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 484,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (see instructions) IV, OO

13D

CUSIP NO. 749227609	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,704,150
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,704,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,704,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

13D

CUSIP NO. 749227609	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,704,150
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,704,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,704,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

13D

CUSIP NO. 749227609	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS NexPoint Real Estate Strategies Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) IV

13D

CUSIP NO. 749227609	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

13D

CUSIP NO. 749227609	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

13D

CUSIP NO. 749227609	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Select Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

13D

CUSIP NO. 749227609	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Select Equity Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

13D

CUSIP NO. 749227609	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Select Equity GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

13D

CUSIP NO. 749227609	Page 11 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

13D

CUSIP NO. 749227609	Page 12 of 19 Pages

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

13D

CUSIP NO. 749227609	Page 13 of 19 Pages

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,577,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,577,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,577,647
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

13D

CUSIP NO. 749227609	Page 14 of 19 Pages

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Small-Cap Equity Fund, a series of Highland Funds II, a Massachusetts business trust (the “Small-Cap Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Real Estate Strategies Fund, a Delaware statutory trust (“NRESF”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint Advisors GP”), Highland Select Equity Master Fund, L.P., a Bermuda limited partnership (“Select Fund”), Highland Select Equity Fund GP, L.P., a Delaware limited partnership (“Select GP”), Highland Select Equity GP, LLC, a Delaware limited liability company (“Select LLC”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”) and James D. Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on October 7, 2016. This Amendment updates information with respect to the Reporting Persons and the purpose of the transaction. The Schedule 13D is supplementally amended as follows:

Item 2.	Identity and Background.

(a) This Amendment is filed by and on behalf of each of the following persons: (1) Global Fund, (2) Small-Cap Fund, (3) Highland Fund Advisors, (4) Strand XVI, (5) NRESF, (6) NexPoint Advisors, (7) NexPoint Advisors GP, (8) Select Fund, (9) Select GP, (10) Select LLC, (11) Highland Capital, (12) Strand and (13) James D. Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of Global Fund, Small-Cap Fund, NRESF, and Select Fund is making and holding investments. The principal business of Highland Fund Advisors, NexPoint Advisors and Highland Capital is acting as an investment adviser and/or manager to other persons. The principal business of Strand XVI is serving as the general partner of Highland Fund Advisors. Strand XVI may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Fund Advisors. The principal business of NexPoint Advisors GP is serving as the general partner of NexPoint Advisors. NexPoint Advisors GP may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of NexPoint Advisors. The principal business of Strand is serving as the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Select GP is serving as the general partner of Select Fund. Select GP may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Select Fund. The principal business of Select LLC is serving as the general partner of Select GP. Select LLC may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Select GP.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of any of the Reporting Persons, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

13D

CUSIP NO. 749227609	Page 15 of 19 Pages

(e) On September 25, 2014, Highland Capital entered into a settlement with the Securities and Exchange Commission (“SEC”) resulting in the SEC issuing an order. This order resolves the SEC’s allegations that Highland Capital violated Sections 204(a) and 206(3) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 204-2 thereunder by trading securities between its clients’ accounts and accounts in which Highland Capital and its principals maintained an ownership interest without adhering to certain requirements set forth by the Advisers Act. The transactions occurred between 2007 and 2009, and many were executed in an effort to generate or maintain liquidity for the advised accounts during September and October 2008. Specifically, the order found that, during the relevant time period, Highland Capital engaged in a number of transactions with its client advisory accounts without disclosing in writing to those clients that Highland Capital was acting as principal, or obtaining client consent to the transactions, before the trades were completed. Highland Capital did ultimately receive client consent for many of the transactions; however, this consent was received after the transactions had settled, and therefore did not comply with the requirements of Advisers Act Section 206(3). In addition, the order found that, during the relevant time period, Highland Capital failed to keep and maintain true, accurate and current certain books and records as required by the Advisers Act.

The order requires Highland Capital to cease and desist from committing or causing any violations and any future violations of Advisers Act Sections 204(a) and 206(3) and Rule 204-2; censures Highland Capital; and requires Highland Capital to pay a civil monetary penalty of $225,000. Highland Capital must also comply with certain undertakings, including retaining an independent consultant to conduct a comprehensive review of Highland Capital’s compliance and control systems relating to principal trades, and the creation and retention of its books and records. As of the date hereof, all of these undertakings have been completed.

(f) Mr. Dondero is a United States citizen. Global Fund and Small-Cap Fund are Massachusetts business trusts. Highland Fund Advisors, NexPoint Advisors, Select GP, and Highland Capital are Delaware limited partnerships. Strand XVI and Strand are Delaware corporations. NRESF is a Delaware statutory trust. NexPoint Advisors GP and Select LLC are Delaware limited liability company. Select Fund is a Bermuda limited partnership.

Item 3.	Source and Amount of Funds.

As of November 10, 2016, the Reporting Persons had invested approximately $16.9 million (inclusive of brokerage commissions) in the securities of the Company. The source of these funds was the working capital of Global Fund, Small-Cap Fund, NRESF and Select Fund.

Item 4.	Purpose of Transaction.

On November 10, 2016, NexPoint Real Estate Advisors, LP (“NexPoint”), an affiliate of Highland Capital, sent a letter (the “Letter”) to Mr. Michael J. Malter, the Chairman of the board of trustees of the Issuer (the “Board”), expressing strong disappointment with the Issuer’s lack of transparency to investors and failure to engage with NexPoint in connection with its proposal to (i) simplify the Issuer’s business; (ii) deleverage the Issuer; (iii) externalize management of the Issuer to NexPoint and its affiliates; and (iv) provide additional equity investments in the Issuer. The Letter reiterated NexPoint’s interest in engaging in discussions with the Issuer’s management and Board regarding the proposal. The foregoing description of the Letter is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) As of November 10, 2016, (i) the Global Fund may be deemed to beneficially own 2,219,361 Common Shares, which represents approximately 2.4% of the outstanding Common Shares; (ii) Small-Cap Fund may be deemed to beneficially own 484,789 Common Shares, which represents approximately 0.5% of the outstanding Common Shares; (iii) Highland Fund Advisors may be deemed to beneficially own 2,704,150 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (iv) Strand XVI may be deemed to beneficially own 2,704,150 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (v) NRESF may be deemed to beneficially own 98,040 Common Shares, which represents approximately 0.1% of the outstanding Common Shares; (vi) NexPoint Advisors may be deemed to beneficially own 98,040

13D

CUSIP NO. 749227609	Page 16 of 19 Pages

Common Shares, which represents approximately 0.1% of the outstanding Common Shares; (vii) NexPoint Advisors GP may be deemed to beneficially own 98,040 Common Shares, which represents approximately 0.1% of the outstanding Common Shares; (viii) the Select Fund may be deemed to beneficially own 2,775,457 Common Shares, which represents approximately 3.0% of the outstanding Common Shares; (ix) Select GP may be deemed to beneficially own 2,775,457 Common Shares, which represents approximately 3.0% of the outstanding Common Shares; (x) Select LLC may be deemed to beneficially own 2,775,457 Common Shares, which represents approximately 3.0% of the outstanding Common Shares; (xi) Highland Capital may be deemed to beneficially own 2,775,457 Common Shares, which represents approximately 3.0% of the outstanding Common Shares; (xii) Strand may be deemed to beneficially own 2,775,457 Common Shares, which represents approximately 3.0% of the outstanding Common Shares; and (xiii) James D. Dondero may be deemed to beneficially own 5,577,647 Common Shares, which represents approximately 6.1% of the outstanding Common Shares.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Global Allocation Fund	0	2,219,361	0	2,219,361
Highland Small-Cap Equity Fund	0	484,789	0	484,789
Highland Capital Management Fund Advisors, L.P.	0	2,704,150	0	2,704,150
Strand Advisors XVI, Inc.	0	2,704,150	0	2,704,150
NexPoint Real Estate Strategies Fund	0	98,040		98,040
NexPoint Advisors, L.P.	0	98,040	0	98,040
NexPoint Advisors GP, LLC	0	98,040	0	98,040
Highland Select Equity Master Fund, L.P.	0	2,775,457	0	2,775,457
Highland Select Equity Fund GP, L.P.	0	2,775,457	0	2,775,457
Highland Select Equity GP, LLC	0	2,775,457	0	2,775,457
Highland Capital Management, L.P.	0	2,775,457	0	2,775,457
Strand Advisors, Inc.	0	2,775,457	0	2,775,457
James D. Dondero	0	5,577,647	0	5,577,647

(c) Annex A attached hereto lists all transactions in the Common Shares during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Shares were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

99.1	Letter to Mr. Michael J. Malter, dated November 10, 2016.

13D

CUSIP NO. 749227609	Page 17 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2016

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

HIGHLAND FUNDS II, on behalf of its series Highland Small-Cap Equity Fund

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

STRAND ADVISORS XVI, INC.

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

NEXPOINT REAL ESTATE STRATEGIES FUND

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

NEXPOINT ADVISORS GP, LLC

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

13D

CUSIP NO. 749227609	Page 18 of 19 Pages

HIGHLAND SELECT EQUITY MASTER FUND, L.P.

By:	Highland Select Equity Fund GP, L.P., its general partner

By:	Highland Select Equity GP, LLC, its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

HIGHLAND SELECT EQUITY FUND GP, L.P.

By:	Highland Select Equity GP, LLC, its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

HIGHLAND SELECT EQUITY GP, LLC

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

STRAND ADVISORS, INC.

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

/s/ James D. Dondero
James D. Dondero

13D

CUSIP NO. 749227609	Page 19 of 19 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Letter to Mr. Michael J. Malter, dated November 10, 2016.

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 10, 2016.

Date	Effected By	Nature of Transaction	Quantity	Price
9/12/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	8,000	$3.05
9/13/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	579,200	$3.06
9/14/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	296,800	$3.06
9/16/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	18,700	$2.95
9/16/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	4,684	$2.9493
10/6/2016	Highland Select Equity Master Fund, L.P.	Open Market Sale	99,000	$2.9841
10/7/2016	Highland Select Equity Master Fund, L.P.	Open Market Sale	100,000	$2.9773
10/10/2016	Highland Select Equity Master Fund, L.P.	Open Market Sale	98,000	$3.0567
10/26/2016	Highland Select Equity Master Fund, L.P.	Open Market Sale	32,100	$3.1128